1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

August 5, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Mr. John Kernan

Re:  UBS Series Funds (“Registrant”)

Response to comments on the Information Statement/Prospectus (the “Information Statement/Prospectus”) and statement of additional information (“SAI”) filed on Form N-14 on July 5, 2024 (Securities Act File No. 333-280697)

Dear Mr. Kernan:

This letter responds to comments on the Information Statement/Prospectus and SAI with respect to the proposed reorganizations as shown below that the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided in a telephonic discussion and email correspondence with John Kernan and Stephen T. Cohen of Dechert LLP in connection with the comments first received on July 18, 2024, and includes the additional comments of the Staff provided on August 2, 2024 and August 5, 2024.

Acquired Funds (each, an “Acquired Fund”)	Acquiring Funds (each, an “Acquiring Fund”)
UBS Select Prime Institutional Fund	UBS Prime Reserves Fund
UBS Select Prime Preferred Fund	UBS Prime Preferred Fund

On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Information Statement/Prospectus and SAI, except as defined herein.

1.  Comment: In the capitalization tables, please confirm the accuracy of the pro forma adjustment entry to shares outstanding. As noted in the comments provided on July 18, 2024, the Staff asked whether the adjustment should be based on a conversion factor of 0.9999/1? As a follow up, the Staff notes that the methodology used to calculate the adjustment entry to shares outstanding in the capitalization table (net assets less outstanding shares) appears to be inconsistent with how the calculation is described in the plan of reorganization. Please explain the apparent disconnect.

Response: The capitalization tables have been revised as discussed.

2.  Comment: Please disclose the pro forma adjustment impact of the change in the valuing the Acquired Funds’ proportionate interests from market-based pricing to amortized cost. In addition, please include the disclosure that the difference in valuation methodology is reflected in the value of shares of the Acquired Funds’ shareholders who become Acquiring Funds’ shareholders as a result of the Reorganizations. The Staff recognizes that the institutional and retail prime master portfolios will reorganize simultaneous with the feeder reorganizations and understands that the feeders each hold of proportional interest of the respective Master Fund which includes a pro rata share of the portfolio holdings of such Master Fund according to the investor’s ownership percentage of such Master Fund. To the extent that the Acquired Funds’ Prime Master investments are reorganized into Prime CNAV Master Fund and the pricing of these investments shifts from mark to market to amortized cost, why would the delta in the switch in valuation methodology that would be reflected in the feeders underlying pro-rata share of investment valuations in the master not be required to be reflected as a pro forma adjustment in the capitalization table? In addition, it would be helpful to readers if a brief explanation could be provided for the net assets pro forma adjustments in the footnote.

Response: The capitalization tables have been revised as discussed.

*  *  *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:   Keith A. Weller – Vice President and Secretary of UBS Series Funds

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